June 9, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alexandra Barone

Re:	MultiMetaVerse Holdings Limited
Amendment No.1 to Registration Statement on Form F-1
Filed May 15, 2023
File No. 333-269609

Dear Ms. Barone:

On behalf of our client, MultiMetaVerse Holdings Limited, a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No.1 to Registration Statement on Form F-1 filed on May 15, 2023 (the “Registration Statement”) contained in the Staff’s letter dated May 30, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No.1 to Registration Statement on Form F-1 Filed May 15, 2023

Cover Page

1.	We note your response to prior comment 5. Please expand your disclosure on the cover page to expressly address how the recent statements and regulatory actions by China’s government have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company revised the disclosures on the cover page, pages 4, 5, 13, 48 and 50 as instructed by the Staff.

June 9, 2023

Summary of the Prospectus, page 4

2.	We note your response to prior comment 9 and your disclosure that “currently, no PRC laws and regulations are in force requiring that MMV obtain permission from PRC authorities to consummate this offering.” Please provide an explanation as to whether you consulted counsel in determining that no permissions or approvals are required to offer the securities being registered to foreign investors and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

Response: The Company respectfully submits to the Staff that it has consulted Global Law Office, the Company’s PRC legal counsel, in determining that no permissions or approvals are required from PRC authorities to offer the securities being registered by the Registration Statement to foreign investors. The Company revised the disclosures on the cover page, pages 4, 5 and 48 to reflect this fact and as instructed by the Staff.

Please do not hesitate to contact Jia Yan at 86 (021) 6103-2969 or Devin Geng at 86 (021) 6103-2971 of Paul Hastings LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Paul Hastings LLP

Paul Hastings LLP
cc: Yiran Xu